April 30, 2008

By EDGAR

Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Biotechnologies, Inc.
Registration Statement on Form S-1
File No: 333-148942

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned requests acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Eastern Daylight Time, on April 30, 2008 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•

should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

COMMONWEALTH BIOTECHNOLOGIES, INC.

By:	/s/ Paul D’Sylva, Ph.D.
Paul D’Sylva, Ph.D.
Chief Executive Officer

cc: Rose Zukin, Esq.